UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated November 29, 2023, announcing a business and dividend distribution update following the Company’s recent board and management changes.

The information contained in Exhibit 99.1, except for the commentary of Alexander Saverys, of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 29, 2023

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Wednesday 29 November 2023 – 08:00 CET _______________________________________

DIVIDEND DISTRIBUTION FOR Q3 2023 AND BUSINESS UPDATE

ANTWERP, Belgium, 29 November, 2023 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) provides a business and dividend update following the recent board and management changes.

The Supervisory board has agreed to distribute USD 0.57 per share to shareholders for the period covering Q3 2023. This reflects positive freight market conditions in the large crude tanker market during Q3 2023. This favourable tanker market environment continues into Q4 2023 and is anticipated to remain robust during calendar year 2024.

Mandatory Takeover offer
Following the successful completion of the SPA (share purchase agreement) with Famatown/Frontline on 23 November, CMB by holding 49% of the share capital of Euronav is now obliged under Belgian corporate law to launch a mandatory takeover offer.

The offer will be launched at a price of USD 18.43 per share, reduced on a dollar-for-dollar basis by the gross amount per share of any distributions by Euronav to its shareholders with an ex-dividend date prior to the settlement date. The bid price will be paid in cash.
As CMB intends to maintain Euronav’s listing on Euronext Brussels and the New York Stock Exchange, it has clearly voiced its intention to not launch a squeeze-out bid following the closing of the offer.

Future strategy
The new management has a clear future strategy for which is based on three axes:

•	Diversification of the fleet
•	Decarbonization of the fleet
•	Optimization of the existing fleet

The core for Euronav will remain the crude tanker operation. The prospects for this market remain very positive supported by strong industry fundamentals. A low order book (5% on average), global fleet ages at 22 year highs and robust demand for crude (IEA forecast 1.2m bpd growth for 2024) provide a constructive background for calendar year 2024.

Consensus freight rate forecasts for 2024 at $50k per day for VLCC and Suezmax rates. In addition, with asset values approaching all-time highs (adjusted for inflation) management will have the optionality to recycle capital from the tanker market into the energy transition over the medium term.

As the company transitions from a pure crude tanker vehicle toward an energy transition growth company investors should expect to see a more equal balance between growth investments in the energy transition and cash distributions to shareholders.

Euronav management look forward to updating investors with more details on strategy, and capital allocation via an active investor engagement programme during Q1 2024 including a capital markets day.

PRESS RELEASE Wednesday 29 November 2023 – 08:00 CET _______________________________________

Trading update
So far in the fourth quarter, Euronav VLCCs in the Tankers International Pool have earned USD 36k per day with 84% of the available days fixed. Euronav’s Suezmax fleet trading on the spot market has earned USD 42k per day on average with 72% of the available days fixed.

Distribution to shareholders for Q3 2023
The Supervisory Board is proposing a gross dividend of USD 57 cents per share to reflect both the strong tanker market fundamentals and the robust operational leverage that the current Euronav platform had to such market conditions.

As mentioned before, this means that the bid price will be reduced by USD 57 cents per share to USD 17.86 per share.

COUPON 36:

Ex dividend date:	12/12/2023
Record date:	13/12/2023
Payment date:	20/12/2023

Alexander Saverys, CEO of Euronav said: “Euronav is pleased to reward shareholders with this dividend reflecting positive tanker market performance during Q3 2023. We are looking, to pivot the company further with a value-creating strategy to diversify the fleet, decarbonisation of the fleet and optimisation of the existing fleet”.

Contact:
Communications Coordinator – Enya Derkinderen
Tel: +32 476646359
Email: communications@euronav.com

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further one under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

PRESS RELEASE Wednesday 29 November 2023 – 08:00 CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.